

Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

May 29, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on May 29, 2019, The Nasdaq Stock Market (the "Exchange") received from Proficient Alpha Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock, one Warrant and one Right
Common Stock, par value $0.001 per share
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50
Rights, exchangeable into one-tenth of one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery